
03055247

Hersha Hospitality Trust Annual Report 2002


HERSHA



Hersha Hospitality Trust (HT)

Hersha Hospitality Trust (HT) is a real estate investment trust (REIT) focused on the acquisitions and aggressive management of mid-priced hotels in primarily metropolitan markets in the Northeastern U.S. HT has offered its investors among the highest returns in the REIT sector since its IPO in January 1999.

Hersha trades under the symbol HT on the American Stock Exchange. As of December 31, 2002, the Company owned 18 mid-priced hotels in New York, Pennsylvania, Maryland, and metropolitan Atlanta, Georgia.

Qualification as a REIT under the Internal Revenue Code enables the Company to distribute income to shareholders without federal income tax liability to the Company.


HERSHA

Hersha Versus Indices


PERCENT CHANGE
150
100
50
0
-50
NASDAQ
DOW
NAREIT
HERSHA (HT)
JAN. 99
JAN. 00
JAN. 01
JAN. 02
JAN. 03

Hersha vs. Hotel REITs


PERCENT CHANGE
80
40
0
-40
HOSPITALITY PROPERTY TRUST
INNKEEPERS
BOYKIN
EQUITY INNS
HERSHA (HT)
JAN. 99
JAN. 00
JAN. 01
JAN. 02
JAN. 03

HT FINANCIAL HIGHLIGHTS

In thousands except per share data.	2002	2001	2000	1999[3]
	Year Ended December 31,			
HERSHA HOSPITALITY TRUST				
OPERATING DATA:				
Total Revenues	$ 14,448	$ 12,545	$ 11,624	$ 7,370
Net Income	1,292	834	847	1,338
Funds from Operations (FFO) (1)	8,293	7,054	6,647	5,109
Distributions to Common Shareholders (2)	1,838	1,638	1,638	1,524
PER SHARE DATA:				
FFO	$ 1.09	$ 0.97	$ 0.99	$ 0.79
Distributions to Common Shareholders	0.72	0.72	0.72	0.67
Common Distributions as a Percentage of FFO	66.1%	74.2%	72.7%	84.8%
BALANCE SHEET DATA (as of December 31):				
Total Assets	$ 101,516	$ 96,017	$ 94,531	$ 56,382
Total Debt	65,341	61,535	61,450	27,754
Minority Interest	20,258	20,436	17,679	18,980
Total Shareholder's Equity	11,378	10,210	11,014	11,805

(1) Funds from Operations (FFO) represents net income (loss) (computed in accordance with generally accepted accounting principals), excluding gains (or losses) from debt structuring or sales of property, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures.

(2) Distributions presented included distributions declared with respect to the period shown for the Priority Class A Common Shares.

(3) Operations commenced January 26, 1999.

In thousands except per share data.	2002	2001	2000	1999
	Year Ended December 31,			
HOTEL OPERATING RESULTS (a)				
Total Revenues	$ 33,384	$ 30,755	$ 32,828	$ 25,299
Net Operating Income	$ 10,502	$ 10,970	$ 11,802	$ 8,314
Average Daily Rate	$ 81.66	$ 76.91	$ 74.60	$ 69.10
Occupancy	63.80%	61.70%	61.30%	57.12%
Revenue Per Available Room	$ 52.11	$ 47.44	$ 45.73	$ 39.47

(a) Pertains to hotels owned at the end of the fiscal year.



Dear Fellow Shareholders

STAYING THE COURSE

The clouds of national tragedy and the malaise of economic recession did not lift in 2002. Geopolitical uncertainty and investors' skepticism and mistrust led to another disappointing year for U.S. equities.

We are pleased to have worked diligently in the meantime, staying the course on our strategy and creating new platforms for growth as the economy recovers. Our rather simple business model and enduring values of current income and accretive growth offered some measure of clarity and performance in an otherwise lackluster economic environment.

As we have since we went public four years ago, we continued to offer our shareholders one of the highest dividends in the investment universe. A shareholder investing in HT at the beginning of 2001 earned a 12% cash return from dividend income alone. Including capital appreciation, our investors realized an approximate 24% return on their investment for the year.


HERSHA HOSPITALITY TRUST

We stayed the course on our strategy and turned in good results despite experiencing what may have been the poorest market conditions in the hotel industry since the early 1990s. We managed to increase revenues by 6.3% and experienced a 12.4% increase in funds from operations per diluted share.

ℋ Our focus on mid-priced hotels serves us well in challenging economic environments by capitalizing on the loyalty of the mass market and the influx of new corporate travelers seeking more affordable (and justifiable) accommodations. Category killing brands further bolster yields. Even in this challenging operating environment *our portfolio of hotels managed to maintain its overall occupancy percentages and average daily rates.*

ℋ Our commitment to high quality assets and the maintenance of one of the newest portfolios of assets in the REIT sector embeds the seeds for future growth and performance. *Today, the median age of our portfolio is less than three years old.* Our properties are poised to be the newest and best positioned as the economy recovers and reaches new cyclical highs in the coming years.

ℋ Our goal is to assemble the most profitable portfolio of hotels in the nation – not the largest. We actively recycle capital to shed assets whose returns have been maximized and re-deploy those funds into properties with stronger growth prospects in high barrier to entry Northeastern markets. In 2002, we



HT Financial Performance

Total Revenues ($MM)


$7.4
$11.6
1999
2000
2002

Compounded Annual Growth Rate 25.2%

Total Asset Value ($MM)


$63
$100
$115
1999
2000
2002

Compounded Annual Growth Rate 22.2%



sold older hotels in mature locations within the Pittsburgh, PA and Philadelphia markets and *purchased recently built, institutional quality properties in New York City and Maryland.*

In this era of corporate excess and free agent management teams, it is worthwhile to consider the organization that has produced these market-leading returns. I take tremendous pride in the depth of our board of trustees and management team - capital markets discipline coupled with deep hotel operating and transactional expertise.

It is the accountability and responsibility that this organization feels towards its fellow shareholders that gives me the most confidence in the trajectory of HT. Our SG&A expense ratio remains among the lowest in the publicly-traded sector, and I personally do not draw a salary. Our management team owns a significant portion of the outstanding equity of HT - our reward will be in its long-term appreciation.

As the industry and the broader investment community begins to take notice of our market-leading performance, we expect this coming year - our fifth as a public company - to reflect a significant inflection point in the growth of HT. We are currently negotiating a substantial placement into HT by a



highly reputable and strategically aligned institution. Not only will the investment provide capital to consummate our impressive acquisition pipeline in leading Northeastern markets, but it also offers institutional credibility and ultimately will increase liquidity for our shareholders.

We are trying to build a great company at HT, and it is a privilege to share ownership in this enterprise with you. We will continue to thank you with current dividends, but we believe that we are now in the position to build substantial capital value for our investors.

We went public with the ambition to be the most productive and reliable security in our shareholders' portfolio. After four years of consistently premium returns in trying economic times, I hope that we have earned a long-term place in yours.

Sincerely,

Hasu P. Shah
Chairman &
Chief Executive Officer


HERSHA

HT Financial Performance


Funds From
Operations (FFO)
$8,293
$6,647
$5,109
1999
2000
2002
Compounded Annual
Growth Rate 17.5%


FFO
Per Share
$1.05
$0.99
$0.79
1999
2000
2002
Compounded Annual
Growth Rate 11.3%





Hersha Hospitality Trust & Subsidiaries
Consolidated Balance Sheets

In thousands except share amounts.	December 31, 2002	December 31, 2001
Assets		
Cash and Cash Equivalents	$ 140	$ 167
Investment in Hotel Properties, Net of Accumulated Depreciation	93,814	88,100
Escrow Deposits	1,749	1,647
Lease Payments Receivable, Related Party	2,562	2,376
Lease Payments Receivable, Other	233	—
Intangibles, Net of Accumulated Amortization	1,165	1,515
Due to Related Party	1,130	1,884
Other Assets	723	328
Total Assets:	$ 101,516	$ 96,017
Liabilities & Shareholders' Equity		
Line of Credit	3,803	7,058
Deposits Payable	1,000	1,000
Mortgages Payable	61,538	54,477
Dividends Payable	1,382	1,325
Due to Related Party	1,303	1,093
Accounts Payable and Accrued Expenses	854	418
Total Liabilities:	$ 69,880	$ 65,371
Minority Interest:	$ 20,258	$ 20,436
Commitments and Contingencies:	—	—
Shareholders' Equity:		
Preferred Shares, $.01 Par Value; 10,000,000 Shares authorized; None Issued and Outstanding	—	—
Common Shares - Priority Class A, $.01 Par Value; 50,000,000 Shares Authorized; 2,576,863 and 2,275,000 Shares Issued and Outstanding at December 31, 2002 and 2001; (Aggregate Liquidation Preference $15,460 and $13,650)	26	23
Common Shares - Class B, $.01 Par Value, 50,000,000 Shares Authorized, None Issued and Outstanding	—	—
Additional Paid-In Capital	13,679	11,968
Distributions in Excess of Net Earnings	(2,327)	(1,781)
Total Shareholders' Equity:	$ 11,378	$ 10,210
Total Liabilities & Shareholders' Equity:	$ 101,516	$ 96,017

Hersha Hospitality Trust & Subsidiaries

Consolidated Statements of Operations

Years Ended December 31, 2002, 2001 and 2000

In thousands except share and per share amounts.	2002	2001	2000
Revenue			
Percentage Lease Revenues-HHMLP	$ 11,433	$ 9,558	$ 9,723
Percentage Lease Revenues-Other	2,801	2,801	1,850
Interest	207	165	50
Interest - Related Party	7	21	1
Total Revenue:	14,448	12,545	11,624
Expenses			
Interest Expense	4,826	4,769	4,142
Land Lease - Related Party	—	13	15
Real Estate and Personal Property Taxes and Property Insurance	1,021	812	632
General and Administrative	567	534	578
Early Payment Penalty	—	—	107
(Gain) on Sale of Assets	—	(598)	—
Depreciation and Amortization	3,994	3,897	3,507
Total Expenses	10,408	9,427	8,981
Income Before Minority Interest and Discontinued Operations	4,040	3,118	2,643
Income Allocated to Minority Interest	3,238	2,342	1,908
Discontinued Operations:			
Gain on Sale of Discontinued Operations	449	—	—
Income from Discontinued Operations	41	58	112
Net Income	$ 1,292	$ 834	$ 847
Earnings Per Share Data:			
Basic and Diluted - Before Discontinued Operations	$ 0.32	$ 0.34	$ 0.32
Discontinued Operations	$ 0.19	$ 0.03	$ 0.05
Basic and Diluted Earnings Per Common Share	$ 0.51	$ 0.37	$ 0.37
Weighted Average Shares			
Basic and Diluted	2,519,820	2,275,000	2,275,000

Hersha Hospitality Trust & Subsidiaries
Consolidated Statements of Cash Flow

Years Ended December 31, 2002, 2001 and 2000

In thousands except share and per share amounts.	2002	2001	2000
Operating Activities:			
Net Income	$ 1,292	$ 834	$ 847
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:			
Depreciation and Amortization	4,212	4,476	3,892
Gain on Sale of Assets	(449)	(598)	—
Income Allocated to Minority Interest	3,238	2,342	1,908
Change in Assets and Liabilities:			
(Increase) Decrease in:			
Escrow Deposits	(102)	(469)	(1,178)
Lease Payments Receivable - Related Party	(419)	501	(761)
Other Assets	(395)	(92)	115
Due from Related Party	(46)	122	(21)
Increase (Decrease):			
Due to Related Parties	210	(179)	54
Accounts Payable and Accrued Expenses	436	(109)	176
Total Adjustments	6,685	5,994	4,185
Net Cash Provided by Operating Activities	7,977	6,828	5,032
Investing Activities:			
Purchase of Hotel Property Assets	(5,142)	(5,017)	(13,017)
Sale of Hotel Property Assets	5,997	12,599	—
Purchase of Intangible Assets	—	(69)	(1,078)
Loans to Related Party	(1,000)	(2,000)	(800)
Net Cash Provided by (used in) Investing Activities	(145)	5,513	(14,895)
Financing Activities:			
Net Proceeds from Issuance of Stock	1,711	—	—
Proceeds from Borrowings Under Line of Credit	12,077	10,766	5,496
Repayment of Borrowings Under Line of Credit	(15,332)	(15,108)	—
Borrowings from Mortgages Payable	2,985	—	25,050
Principal Repayment of Mortgages Payable	(3,857)	(2,729)	(17,016)
Dividends Paid	(1,774)	(1,638)	(1,638)
Limited Partnership Unit Distributions Paid	(3,669)	(3,495)	(3,561)
Borrowings from Related Party	—	—	1,408
Repayment of Related Party Loans	—	30	—
Net Cash Provided by (used in) Financing Activities	(7,859)	(12,174)	9,739
Net Increase (Decrease) in Cash & Cash Equivalents	(27)	167	(124)
Cash & Cash Equivalents - Beginning of Year	167	—	124
Cash & Cash Equivalents - End of Year	$ 140	$ 167	$ —


HERSHA

BOARD OF TRUSTEES

CORPORATE OFFICERS

Hasu P. Shah
Chief Executive Officer
Hersha Hospitality Trust



Ashish R. Parikh
Chief Financial Officer



Kiran P. Patel
Corporate Secretary



David L. Desfor
Treasurer



Neil H. Shah
Acquisitions & Development

CONTACT INFORMATION

CORPORATE HEADQUARTERS

148 Sheraton Drive, Box A
New Cumberland, PA 1707
Telephone: (717) 770-2405
Fax: (717) 774-7383

INDEPENDENT AUDITORS

Moore Stephens, P.C.
331 Madison Avenue
New York, NY 1007

REGISTRAR AND STOCK TRANSFER AGENT

Wachovia Securities
1525 West W.T. Harris
Boulevard, 3C3
Charlotte, NC 28288-117
Telephone: (800) 829-8432

LEGAL COUNSEL

Hunton & Williams
Riverfront Plaza
951 East Byrd Street
Richmond, Virginia 2321

COMMON STOCK INFORMATION

The Common Stock of Hersha Hospitality Trust is traded on the American Stock Exchange under the symbol "HT"


HERSHA

HERSHA HOSPITALITY TRUST

WWW.HERSHA.COM

HERSHA HOSPITALITY TRUST
148 SHERATON DRIVE
NEW CUMBERLAND, PA 17070
TELEPHONE. 717.770.2405
FACSIMILE. 717.774.7383